FORM U-12(I)-A

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                          FORM U-12(I)-A

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Employed or Retained by a Registered Holding Company or a Subsidiary Thereof

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  Fiona Smith
  Company Secretary and General Counsel
  National Grid Group plc
  15 Marylebone Road
  London
  NW1 5JD
  England

2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

  None.

3. Registered holding company systems involved.

   National Grid Group plc (a registered holding company) and associated companies.

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

  Representing National Grid Group plc (NGG) in conference with staff members C. Baker, C. Chow, C. Fisher, D. Smith, and R. Wason of the Securities and Exchange Commission. Briefing on proposed merger of NGG and Lattice Group plc. Only routine expenses involved.

5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for services described in Item 4, above, and the sources of such compensation.

   See attached Exhibit A

(b)Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

  None.


6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

  (a) Total amount of routine expenses:              $645

  (b) Itemized list of all other expenses:      None

National Grid Group plc


By: s/Fiona Smith
   ______________________________________________
   Fiona Smith









































Date: May 3, 2002


                          EXHIBIT INDEX


Exhibit No.         Description                        Page
-----------         -----------                        ----

   A         Information pursuant to Item 5            Filed
                                                       herewith

                                                       EXHIBIT A



                   Salary or other            Person or company from
                   compensation received whom received or to be
Name of Recipient  or to be received (a) received
-----------------  -------------------        --------------------------


Fiona Smith               ______________                                 National Grid Group plc


      (Filed under confidential treatment pursuant to Rule 104(b))


(a) Does not include incentive compensation, if any, for 2002, which amount is not determined at this time. The information listed above is for salary for the calendar year 2002. The time devoted to the activities described in item 4 above represent only a small fraction of the time devoted to Ms. Smith's duties as Company Secretary and General Counsel.

   National Grid USA           John G. Cochrane
                               Vice President






                               May 3, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

   National Grid USA is participating in the Electronic Data Gathering and Retrieval Program.

   Submitted herewith in electronic format for filing with the Commission is Form U-12-IA.

                               Very truly yours,

                               s/ John G. Cochrane




National Grid USA
25 Research Drive
Westborough, MA 01582-0001
Telephone: 508-389-2174
Fax: 508-366-5498
John.Cochrane @us.ngrid.com